SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 18, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following announcement:


                                                                  Windmill Court
                                                                  Millfield Lane
                                                                 Lower Kingswood
                                                                        Tadworth
                                                                Surrey  TK20 6RG
                                                        Telephone:  01737 836735


Marconi Corporation Plc
34 Grosvenor Square
London
W1A 4QP


ATTN:  Helen Lewis



18 May 2005


Dear Ms Lewis

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Alkesh Patel on 01737 837 092 or by Fax on 01737 837 450.


Yours faithfully

Alkesh Patel
Regulatory Reporting Analyst


Amendment 33


NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT


1.   Company in which shares are held:  Marconi Corporation Plc

2.   Notifiable Interest:  Ordinary Shares

     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), as US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL). Fidelity Gestion (FIGEST), Fidelity Investment Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.   The notifiable interests also comprise the notifiable interest of:

     Mr Edward C Johnson 3d
     82 Devonshire Street
     Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMS Corp. and its direct and indirect subsidiaries. Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C Johnson 3d act as a group or in concert in respects of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Rani Jadu

Regulatory Reporting Manger, FIL - Investment Compliance

Duly authorised under Powers of Attorney dated August 25, 2004 by Eric D Roiter by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



Schedule A

SECURITY:  MARCONI CORPORATION PLC    AMENDMENT 33




                      Shares held Management  Nominee / registered name
                                  company

                           14,500 FIA(K)L     State Street, Hong Kong
                          259,500 FIL         Bank of New York, Europe
                          594,541 FIL         JP Morgan, Bournemouth
                           48,300 FIL         Bank of New York, Brussels
                        3,044,482 FIL         Brown Bros Harriman Ltd, Lux
                          398,000 FIL         JP Morgan, Bournemouth
                           77,211 FIL         Morgan Stanley, London
                          173,100 FIL         National Astl BK, Melbourne
                          124,500 FIL         Northern Trust, London
                           71,900 FIL         State Street Bank and TR Co London
                       10,060,757 FISL        JP Morgan, Bournemouth
                          172,100 FMRCO       Brown Brothers Harriman and Co
                           55,800 FMRCO       Northern Trust Co
                            3,500 FMRCO       State Street Bank and Trust Co
                          129,000 FMTC        Bank of New York, Brussels
                          359,563 FMTC        Brown Brothers Harriman and Co
                          119,100 FMTC        JP Morgan Chase Bank
                          133,900 FMTC        Northern Trust Co
                          357,600 FMTC        State Street Bank and TR Co
                          119,200 FPM         Bank of New York Brussels
                           12,300 FPM         Chase Manhattan, London
                           47,600 FPM         Chase Manhattan Bank AG Frankfurt
                           10,500 FPM         Dexia Privatbank
                          406,533 FPM         HSBC Bank plc
                        1,242,104 FPM         JP Morgan, Bournemouth
                           31,700 FPM         JPMorgan Chase Bank
                           72,000 FPM         Mellon Bank
                           28,200 FPM         Nordea Bank
                        1,299,256 FPM         Northern Trust, London
                        1,431,122 FPM         State Street Bank and Trust Co,
                                              London
                       20,897,869             Grand Total Ordinary Shares



Current ownership          10.01%
percentage:
Shares in issue:         208,741,063
Change in holdings      +180,300 Ordinary shares
since last filling:


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 18 May, 2005